

Mail Stop 3720

September 15, 2009

Mr. Roy W. Templin
Executive Vice President and Chief Financial Officer
Whirlpool Corporation
2000 M-63
Benton Harbor, MI 49022-2692

> **Whirlpool Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed February 19, 2009**
> **File No. 1-3932**

Dear Mr. Templin:

We have reviewed your supplemental response letter dated August 26, 2009 as well as the above referenced filings and have the following comments. As noted in our comment letter dated August 13, 2009, we have limited our review to your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

Form 10-K filed February 19, 2009

Business segment information, page F-52

1. We note that you have identified one operating segment in your North America operations. Tell us how you applied the guidance in SFAS 131 in evaluating your management approach to determine whether your activities in North America constitute more than one operating segment. If you have aggregated operating segments, disclose this in the notes to the financial statements and provide us with your analysis of the aggregation criteria in paragraph 17 of SFAS 131 for the various products and services you provide. Also, provide us with a copy of all reports provided to the chief operating decision maker.

2.   You disclose that the estimated fair value of your North America reporting unit exceeds the carrying value by a substantial amount. Tell us the amount or percentage by which the fair value of the reporting unit exceeds its carrying value.

3.   We are still evaluating your response to comment one from our letter dated August 13, 2009 and may have additional comments after we receive your response to the above comments.

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Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Terry French, Accounting Branch Chief at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director